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SEC FILE NUMBER 000-14338
CUSIP NUMBER 052769106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: January 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notification relates to a portion of the ﬁling checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Autodesk, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

One Market Street, Ste. 400
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94105
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

(Attach extra Sheets if Needed)

Autodesk, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended January 31, 2024 (the “Form 10-K”) within the prescribed time period, without unreasonable effort or expense. After the Company’s earnings release on February 29, 2024, information was brought to the attention of management, which promptly informed the Audit Committee (the “Committee”) of the Board of Directors of the Company, that caused the Committee to commence an internal investigation with the assistance of outside counsel and advisors, regarding the Company’s free cash flow and non-GAAP operating margin practices. The Committee is comprised entirely of outside “independent directors” as defined by the Nasdaq Stock Market listing standards. The investigation is ongoing and all parties are working diligently to complete the investigation. The Company has voluntarily contacted the Securities and Exchange Commission (the “Commission”) to advise it that an internal investigation is ongoing, and the Committee intends to provide additional information to the Commission as the investigation proceeds. The Company needs further time to assist the Committee in its investigation and to review its practices in this regard.

The Company currently does not believe that any of the matters under investigation affect any previously issued financial statements or the information in the Company’s earnings release on February 29, 2024. The Company currently expects to file the Form 10-K within the 15-day extension period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Safe Harbor Statement

This form contains forward-looking statements that involve risks and uncertainties, including statements above regarding the timing and expectations regarding the Committee’s internal investigation, as well as all statements that are not historical facts. There are a significant number of factors that could cause actual results to differ materially from statements made in this report, including: the discovery of additional information relevant to the internal investigation; the conclusions of the Committee (and the timing of the conclusions) concerning matters relating to the investigation; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the investigation and the Company’s financial statements; the risk that the completion and filing of the Form 10-K will take longer than expected; and the risk that the Company will be unable to file the Form 10-K within the extension period of 15 calendar days provided under Rule 12b-25.

Further information on potential factors that could affect the financial results of Autodesk are included in Autodesk's Form 10-K and subsequent Forms 10-Q, which are on file with the U.S. Securities and Exchange Commission. Autodesk disclaims any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

PART IV — OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Ruth Ann Keene	415	507-5000
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes	☒	No	☐

(3)   Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes	☐	No	☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We refer you to our current report on Form 8-K filed with the SEC on February 29, 2024, which is hereby incorporated by reference.

Autodesk, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2024	By	/s/ Ruth Ann Keene
Ruth Ann Keene
Executive Vice President, Corporate Affairs, Chief Legal Officer and Corporate Secretary

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).